Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at April 30, 2019.

As at April 30, 2019
(in millions of Canadian dollars)
Subordinated Debt	6,953

Total Equity
Preferred Shares(1)	4,690
Common Shares	12,939
Contributed Surplus	307
Retained Earnings	27,405
Accumulated Other Comprehensive Income	4,054

Total Shareholders’ Equity	49,395
Non-controlling Interest in Subsidiaries	0

Total Equity	49,395

Total Capitalization	56,348

Notes:

(1)

Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 25, 26, 27, 29, 31, 33, 35, 36, 38, 40, 42, 44 and 46. For more information on the classification of Preferred Shares, please refer to Note 7 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended April 30, 2019.